Exhibit 99.1

Nano Dimension Strengthens Position in Defense Sector by Selling Two
Additional Additive Manufacturing Systems to U.S. Armed Forces

NESS ZIONA, Israel – October 2, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced it has sold two additional DragonFly Pro systems to different branches of the United States Armed Forces. This brings the total number of U.S. Armed Forces customers to four since Nano Dimension received a Commercial and Government Entity (CAGE) Code from the U.S. Department of Defense’s Defense Logistics Agency in June 2018.

Sending confidential intellectual property to an external supplier is a major security concern for defense industry companies. The multi-material DragonFly Pro precision additive manufacturing system allows electronics designers and electrical engineers to 3D print conductive metal and dielectric polymer simultaneously, and in-house, to meet stringent security requirements. This capability significantly shortens electronics developers’ project turnaround times. PCB prototypes and other functional circuitry, including antennas and sensors, can be additively manufactured in a matter of hours instead of weeks. This helps businesses achieve greater value by leveraging more agile workflows and adopting new design opportunities within shorter development cycles.

“Nano Dimension’s U.S. sales and marketing team has been working effectively with our market leading value-added resellers. On the strength of these partnerships, Nano Dimension has further extended its reach in the U.S. defense vertical,” said Simon Fried, President of Nano Dimension USA. “The selection of our precision additive manufacturing technologies by U.S. defense organizations demonstrates the unparalleled value offered by our products to the defense industry at large.”

The DragonFly Pro additive manufacturing system transforms electronics development by enabling companies to reinvent their development processes as well as their products. Furthermore, the DragonFly Pro makes it possible to manufacture customized and low-volume parts without requiring with an outside vendor. This technology enables IP-secure in-house prototyping or manufacturing of functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and other innovative circuitry.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive manufacturing technology company focused on precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, including helping businesses achieve greater value by leveraging more agile workflows and adopting new design opportunities within shorter development cycles. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com